                                                               EXHIBIT (a)(5)(C)
                              FOR IMMEDIATE RELEASE

   U.S. PHYSICAL THERAPY REPORTS RECORD REVENUES AND NET INCOME FOR THE SECOND
             QUARTER AND ANNOUNCES RESULTS OF ITS SELF-TENDER OFFER

Houston, TX - August 14, 2000 - U.S. Physical Therapy, Inc. (Nasdaq National Market:USPH) today announced record revenues and net income for the second quarter and six-month period ended June 30, 2000. (See attached tables.)

Net income for the second quarter of 2000 rose 51.5% to $938,000, or $.26 per diluted share, from $619,000, or $.17 per diluted share, in the comparable period last year, a per share increase of 52.9%. For the first half of 2000, net income totaled $1,609,000, or $.45 per diluted share, a 49.0% increase over last year's first half net income of $1,080,000, or $.30 per diluted share. Earnings per share for the second quarter and first half of 2000 was calculated on a reduced number of weighted-average shares outstanding following the Company's repurchase of 346,000 shares of its common stock in May 1999.

Net revenues for the 2000 second quarter increased 22.6% to $15,825,000 from $12,911,000 in the same period last year. For the six-month period ended June 30, 2000, net revenues rose 23.7% to $30,647,000 from $24,777,000 in the first half of 1999.

Clinic operating costs in the second quarter and first half of 2000 were 71.3% and 71.7%, respectively, of net revenues compared to 73.3% and 74.5% of net revenues in the respective periods of 1999. Of the 131 clinics operating at June 30, 2000, 22.1% were less than a year old and an additional 15.3% were under two years old. Operating costs as a percentage of net revenues have historically been higher at new clinics as these clinics build their patient bases to generate revenues. During the second quarter of 2000, 12 clinics were opened which produced pre-tax losses of $169,000.

Corporate office costs as a percentage of net revenues for the second quarter and first six months of 2000 were 11.9% and 12.8%, respectively, compared to 12.3% and 12.0% for the second quarter and first half of 1999, respectively. The $923,000 increase in corporate office costs during the first half of 2000 over the first half of 1999 included $329,000 of costs, including severance benefits for terminated employees, related to the Company's surgery center initiative which was discontinued in March 2000, and a $49,000 loss on the disposal of equipment. The remainder of the increase in corporate office costs was primarily due to increased expenses, including salaries and travel expenses, necessary to support the larger number of clinics in operation.

                                  - continued -

U.S. Physical Therapy News Release                                        Page 2
August 14, 2000

Operating income rose 42.5% for the 2000 second quarter to $2,653,000 from $1,862,000 in the same quarter of 1999. For the first half of 2000, operating income totaled $4,761,000, an increase of 42.5% from $3,340,000 in the same period of 1999. Minority interests in earnings of subsidiary limited partnerships in the second quarter and first half of 2000 increased $266,000 and $549,000, respectively, over the same periods last year due primarily to the higher profitability of those clinics in which partners have achieved positive retained earnings and are accruing partnership income. Pre-tax income for the current second quarter and six-month period was $1,542,000 and $2,656,000, respectively; this represents a 51.8% improvement over last year's second quarter pre-tax income of $1,016,000 and a 48.8% increase over the first half of 1999 when pre-tax income was $1,785,000.

In addition, the Company announced today the results of its self-tender offer. Under the terms of the offer, which commenced on July 11, 2000, the Company offered to purchase for cash up to 500,000 shares of its issued and outstanding common stock for a price of $11.00 per share. The offer expired Thursday, August 10, 2000 at 5:00 p.m. New York City time. Pursuant to the terms of the Offer, the Company may buy up to an additional 2% of its outstanding shares without amending or extending the Offer. Preliminary results indicate that 655,486 shares have been properly tendered and not withdrawn. The Company intends to purchase approximately 565,000 shares on a prorated basis. The proration factor is approximately 86.2%. The shares to be purchased pursuant to the offer represent approximately 17.2% of the common stock outstanding as of August 10, 2000. Following the purchase, the Company will have approximately 2,720,609 shares of its common stock outstanding. The Company expects the depository will begin issuing payment for the shares as soon as practicable.

Roy Spradlin, President and Chief Executive Officer, stated, "The 2000 second quarter was excellent for us. Notably, operating income rose at a faster rate than the growth in revenues despite opening a record twelve new clinics during the quarter. Importantly, current second quarter net patient revenues rose 23% over the comparable period last year, reflecting a 23% increase in patient visits. We were also pleased with the shareholder response to our tender offer, and earnings per share in future periods should benefit from the reduction in shares outstanding."

Roy Spradlin commented, "We expect to open 23 new clinics by the end of September and 26 new clinics for the year, which includes three clinics originally scheduled to open in 1999, but actually opened in 2000. We feel this number is realistic based on our current pipeline of potential clinic projects and the current surplus of physical

                                  - continued -

U.S. Physical Therapy News Release                                        Page 3
August 14, 2000

therapists in the marketplace, as well as the growing recognition of the professional satisfaction and financial rewards of partnering with U.S. Physical Therapy."

Investors will have the opportunity to listen to the conference call today, August 14th at 10:30 am Eastern Time over the Internet through Vcall at http://www.vcall.com. To listen to the live call, please go to the web site at least fifteen minutes early to register, download, and install any necessary audio software. The call will be accessible at this web site for 90 days.

This press release contains forward-looking statements, which involve numerous risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in the Company's filings with the Securities and Exchange Commission.

U.S. Physical Therapy and its partners currently operate 131 outpatient clinics in 30 states and manage seven PT facilities for third parties, including physician groups.

                                      # # #

CONTACT:                                -OR-     USPH'S INVESTOR RELATIONS:
U.S. Physical Therapy, Inc.                      The Equity Group Inc.
J. Livingston Kosberg, Chairman                  Linda Latman     (212) 836-9609
Roy W. Spradlin, President and CEO               Robert Goldstein (212) 371-8660
(713) 297-7000

                              (See Attached Tables)

U.S. Physical Therapy News Release                                        Page 4
August 14, 2000

                 U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share data)

                                                Three Months Ended        Six Months Ended
                                                      June 30,                 June 30,
                                               --------------------      -------------------
                                                 2000        1999          2000        1999
                                               --------    --------      -------     -------
Net patient revenues                           $ 15,124    $ 12,337      $29,352     $23,675
Management contract revenues                        638         525        1,199         990
Other revenues                                       63          49           96         112
                                               --------    --------      -------     -------
Net revenues                                     15,825      12,911       30,647      24,777

Clinic operating costs:
  Salaries and related costs                      7,076       5,992       13,780      11,825
  Rent, clinic supplies and other                 3,801       3,177        7,406       6,089
  Provision for doubtful accounts                   407         294          792         538
                                               --------    --------      -------     -------
                                                 11,284       9,463       21,978      18,452
Corporate office costs:
  General & administrative                        1,445       1,245        2,831       2,352
  Recruitment & development                         443         341        1,077         633
                                               --------    --------      -------     -------
                                                  1,888       1,586        3,908       2,985

Operating income before
  non-operating expenses                          2,653       1,862        4,761       3,340

Interest expense                                    181         182          362         361

Minority interests in subsidiary
  limited partnerships                              930         664        1,743       1,194
                                               --------    --------      -------     -------

Income before income taxes                        1,542       1,016        2,656       1,785

Provision for income taxes                          604         397        1,047         705
                                               --------    --------      -------     -------

Net income                                     $    938    $    619      $ 1,609     $ 1,080
                                               ========    ========      =======     =======

Basic earnings per common share (Note 2)       $    .29    $    .18      $   .49     $   .31
                                               ========    ========      =======     =======

Diluted earnings per common share (Note 2)     $    .26    $    .17      $   .45     $   .30
                                               ========    ========      =======     =======

Note 1: Certain prior period amounts have been reclassified for comparison purposes. The reclassifications had no effect on net income.

                                   (continued)

U.S. Physical Therapy News Release                                        Page 5
August 14, 2000

                 U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share data)

Note 2: The following table sets forth the computation of basic and diluted earnings per share:

                                                     Three Months Ended    Six Months Ended
                                                          June 30,             June 30,
                                                     ------------------   ------------------
                                                       2000      1999       2000      1999
                                                     -------    ------    -------    ------
Numerator:
  Net income                                         $   938    $  619    $ 1,609    $1,080
                                                     -------    ------    -------    ------
  Numerator for basic earnings
   per share                                         $   938    $  619    $ 1,609    $1,080
  Effect of dilutive securities:
   Interest on convertible subordinated
   notes payable                                         119       119        237         -
                                                     -------    ------    -------    ------
  Numerator for diluted earnings per share ---
   income available to common stockholders
   after assumed conversions                         $ 1,057    $  738    $ 1,846    $1,080
                                                     =======    ======    =======    ======

Denominator:
  Denominator for basic earnings per share ---
   weighted-average shares                             3,286     3,439      3,286     3,526
  Effect of dilutive securities:
   Stock options                                          75        39         73        40
   Convertible subordinated notes payable                772       772        772         -
                                                     -------    ------    -------    ------
  Dilutive potential common shares                       847       811        845        40
                                                     -------    ------    -------    ------
  Denominator for diluted earnings per share ---
   adjusted weighted-average shares and
   assumed conversions                                 4,133     4,250      4,131     3,566
                                                     =======    ======    =======    ======


Basic earnings per share                             $   .29    $  .18    $   .49    $  .31
                                                     =======    ======    =======    ======

Diluted earnings per share                           $   .26    $  .17    $   .45    $  .30
                                                     =======    ======    =======    ======

During the three months and six months ended June 30, 2000 and 1999, the Company had outstanding the following notes payable: 8% Convertible Subordinated Notes due June 30, 2003, for an aggregate principal amount of $3,050; 8% Convertible Subordinated Notes, Series B, due June 30, 2004, for an aggregate principal amount of $2,000; and 8% Convertible Subordinated Notes, Series C, due June 30, 2004, for an aggregate principal amount of $3,000 (collectively the "Notes"). The Notes were not included in the computation of diluted earnings per share for the six months ended June 30, 1999 because the effect on the computation was anti-dilutive.

U.S. Physical Therapy News Release                                        Page 6
August 14, 2000
                 U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                     (in thousands, except share amounts)

                                                                        June 30,      December 31,
                                                                          2000            1999
                                                                     ------------     ------------
                                                                       (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents                                          $   5,323         $   4,030
  Patient accounts receivable, less allowance for
   doubtful accounts of $2,413 and $2,014, respectively                 10,077             9,605
  Accounts receivable - other                                              619               384
  Other current assets                                                     495               630
                                                                     ---------         ---------
   Total current assets                                                 16,514            14,649

Fixed assets:
  Furniture and equipment                                               11,402            10,625
  Leasehold improvements                                                 5,850             5,306
                                                                     ---------         ---------
                                                                        17,252            15,931
  Less accumulated depreciation and amortization                        10,341             9,446
                                                                     ---------         ---------
                                                                         6,911             6,485
Goodwill, net of amortization of $261 and $230, respectively               935               948
Other assets, net of amortization of $474 and $464, respectively         1,401             1,264
                                                                     ---------         ---------
                                                                     $  25,761         $  23,346
                                                                     =========         =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable - trade                                           $     291         $     349
  Accrued expenses                                                       1,940             1,329
  Estimated third-party payor (Medicare) settlements                       351               439
  Notes payable                                                             29                39
                                                                     ---------         ---------
   Total current liabilities                                             2,611             2,156

Notes payable - long-term portion                                           31                37
Convertible subordinated notes payable                                   8,050             8,050
Minority interests in subsidiary limited partnerships                    2,740             2,383
Commitments                                                                ---               ---
Shareholders' equity:
  Preferred stock, $.01 par value, 500,000 shares
   authorized, -0- shares outstanding                                      ---               ---
  Common stock, $.01 par value, 10,000,000 shares
   authorized, 3,290,509 shares issued at
   June 30, 2000 and December 31, 1999                                      33                33
Additional paid-in capital                                               8,420             8,420
Accumulated earnings                                                     3,923             2,314
Treasury stock at cost, 4,900 shares held at
   June 30, 2000 and December 31, 1999                                     (47)              (47)
                                                                     ---------         ---------

   Total shareholders' equity                                           12,329            10,720
                                                                     ---------         ---------
                                                                     $  25,761         $  23,346
                                                                     =========         =========